

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 19, 2006

Mr. Michael Cockrell
Chief Financial Officer
Sanderson Farms, Inc.
127 Flynt Road
Laurel, Mississippi 39443

> **Re:** **Sanderson Farms, Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2005**
> **Filed December 29, 2005**
> **Form 10-Q for Fiscal Quarter Ended April 30, 2006**
> **Filed May 25, 2006**
> **Response Letter Dated May 15, 2006**
> **File No. 001-14977**

Dear Mr. Cockrell:

We have reviewed your filings and response letter and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2005

1.   Please file amendments to your Form 10-K for the fiscal year ended October 31, 2005 and Form 10-Q for the fiscal quarter ended January 31, 2006 as soon as possible, incorporating the proposed changes set forth in your letter dated May 15, 2006, as well as any additional revisions that are necessary to comply with comments in this letter.

Management's Discussion and Analysis, page 21

Hurricane Katrina, page 27

2.   We note your response to prior comment 2, explaining the various elements comprising your $5.1 million "unrecognized lost profits and expenses", the financial statement line items affected and the manner by which you intend to record any recovery of such profits and expenses from your insurance provider.

Since you believe these unrecognized lost profits and expenses were sufficiently relevant to include them in your disclosure, we believe that the disclosure needs to be expanded to include the various points raised in our comment to make it more transparent, complete and meaningful. We reissue prior comment 2.

Financial Statements

Note 11 – Other Matters, page 43

3.   We note your response to prior comment 5, in which you proposed expanding your MD&A disclosure to indicate that since the outcome of your pending lawsuit can not be determined with any certainty, no estimate of the amount or range of reasonably possible loss can be made and you have not accrued any reserve. Please add similar expanded disclosure to your financial statement note.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief